Exhibit 99.1

NOTICE TO THE MARKET

ANNUAL REPORT ON FORM 20-F

JBS N.V. (“JBS” or the “Company”) (NYSE: JBS, B3: JBSS32) hereby informs its shareholders and the market in general that its Annual Report on Form 20-F for the fiscal year ended December 31, 2025, which includes its audited consolidated financial statements for the year ended December 31, 2025, was filed with the United States Securities and Exchange Commission (“SEC”) on March 25, 2026. The report can be directly accessed on the SEC’s website (www.sec.gov) or on the Company’s website (https://ir.jbsglobal.com/).

Any investor or shareholder who wishes to receive a hard copy of the report, free of charge, may contact the Company by phone at +31 20 656 47 00 or by email at ir@jbsglobal.com.

Amstelveen, March 27, 2026.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer